Exhibit 99.5

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 3rd day of January, 2013.

B E T W E E N:

GRANITE REAL ESTATE INVESTMENT TRUST, a trust created under the laws of the Province of Ontario (“Granite REIT”)

- and -

GRANITE REIT INC., a company formed under the laws of the Province of British Columbia (“Granite GP”)

WHEREAS Granite (as defined herein), Granite REIT, Granite GP and certain other parties have completed the Arrangement (as defined herein) which has resulted in, among other things, the holders of common shares of Granite exchanging those shares, through a series of steps, for Stapled Units (as defined herein);

AND WHEREAS the parties wish to enter into this Agreement to coordinate their activities in connection with the issue of securities and certain other matters to facilitate the Stapled Unit structure;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1          Defined Terms

In this Agreement, unless the context otherwise requires, the following words and phrases will have the meanings set forth after them.

“Arrangement” means the plan of arrangement under Division II of Chapter XVI of the Business Corporations Act (Quebec) involving, among others, Granite, Granite GP and Granite REIT, resulting in, among other things, the creation of Stapled Units;

“Business Day” has the meaning given in Section 1.3;

“Change to the Granite GP Common Shares” has the meaning ascribed thereto in Section 2.5(a);

“Change to the Granite REIT Units” has the meaning ascribed thereto in Section 2.5(b);

“Granite” means Granite Real Estate Inc., a corporation continued under the laws of Quebec;

An “Event of Uncoupling” shall occur only: (a) in the event that Granite REIT Unitholders vote in favour of the uncoupling of Granite REIT Units and Granite GP Common Shares such that the two securities will trade separately; or (b) at the sole discretion of the trustees of Granite REIT or the directors of Granite GP, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due;

“Granite Compensation Plans” means, each for so long as they are in effect (a) the executive share unit plan of Granite GP (originally a plan of Granite and, following the Arrangement, a plan of Granite GP), as amended from time to time, under which certain executive officers may be granted units entitling them, subject to certain conditions, to acquire Stapled Units or receive a payment based on the value of Stapled Units;  (b) the amended incentive stock option plan of Granite GP and Granite REIT (originally a stock option plan of Granite), as amended from time to time, under which options to acquire Granite GP Common Shares and Granite REIT Units forming Stapled Units have been granted in exchange for options to acquire common shares of Granite under the Arrangement;  (c) the non-employee director share-based compensation plan of Granite, as amended from time to time, under which deferred share units have been issued entitling participants, after the Arrangement, to receive payments that depend on the fair market value of a preferred share of Granite, which will be based on the value of a Stapled Unit;  (d) the non-employee directors’ deferred share unit plan of Granite GP, implemented in connection with the Arrangement, as amended from time to time, under which deferred share units may be issued entitling participants to receive payments that depend on the fair market value of a preferred share of Granite, which will be based on the value of a Stapled Unit;  and (e) any other compensation plan of Granite, Granite GP or Granite REIT approved by the directors of Granite or Granite GP or the trustees of Granite REIT, as applicable, entitling participants to Stapled Units or payments related, directly or indirectly, to the value of Stapled Units (including payments that depend on the fair market value of shares of a corporation, which may be based on the value of Stapled Units);

“Granite GP Articles” means the notice and articles of Granite GP, as amended, supplemented or modified from time to time;

“Granite GP Common Shares” means the common shares in the capital of Granite GP;

“Granite LP” means Granite REIT Holdings Limited Partnership / Société en Commandite Holding FPI Granite, a limited partnership under the laws of Québec, the general partner of which (on the date hereof) is Granite GP;

“Granite LP Group” means Granite LP and and each person that Granite LP directly or indirectly controls from time to time;

“Granite REIT Declaration of Trust” means the amended and restated declaration of trust of Granite REIT dated as of January 3, 2013, as amended, supplemented or modified from time to time;

“Granite REIT Units” means trust units of Granite REIT issued in accordance with the provisions of the Granite REIT Declaration of Trust and includes a fraction of a Granite REIT Unit;

“Granite REIT Unitholders” means the holders of Granite REIT Units;

“Public Filings” has the meaning ascribed thereto in Section 3.3(e);

“Securities Laws” means securities legislation established in each province and territory of Canada, including regulations, rules, instruments, blanket orders and policies established thereunder, and applicable securities legislation of the United States, and the rules and regulations of any stock exchange or other market on which Stapled Units, Granite GP Common Shares or Granite REIT Units are listed or traded, in each case for so long as such laws, rules, regulations or other instruments are applicable to Granite GP or Granite REIT, as applicable;  and

“Stapled Unit” means a unit consisting of one Granite REIT Unit and one Granite GP Common Share.

1.2          Interpretation

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  In this Agreement the words “including” and “includes” mean “including (or includes) without limitation”.

1.3          Business Days

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. For the purposes of this Agreement, “Business Day” means a day other than a Saturday, Sunday or any day on which the principal chartered banks located at Toronto, Ontario are not open for business during normal banking hours.

1.4          Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5          References to Trust

Where any reference is made herein to an act to be performed by, for or on behalf of, or an obligation of, Granite REIT, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of, or an obligation of, the trustees of Granite REIT, in their capacity as trustees of Granite REIT.

ARTICLE 2 — DIVIDENDS, DISTRIBUTIONS AND ISSUE OF SECURITIES

2.1          Covenants of Granite GP

Subject to any applicable law and any applicable regulatory approval, Granite GP will take all such actions and do all such things as are necessary or desirable to:

(a)           in the event that Granite REIT declares or pays any distribution of Granite REIT Units on Granite REIT Units (i) simultaneously (or as close to simultaneously as possible) declare or pay, as the case may be, a dividend or distribution of Granite GP Common Shares on the Granite GP Common Shares which is consistent with the principle of having each holder of a particular number of Granite REIT Units hold an equal number of Granite GP Common Shares (including taking into account any immediate consolidation of the

Granite REIT Units), and (ii) ensure that Granite GP has sufficient authorized but unissued Granite GP Common Shares available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend or distribution on the Granite GP Common Shares;

(b)           not issue or agree to issue Granite GP Common Shares, or securities convertible into or exchangeable or exercisable for Granite GP Common Shares, including by declaring or paying a dividend in the form of Granite GP Common Shares or other securities convertible into, or exchangeable or exercisable for, Granite GP Common Shares, without the consent of Granite REIT;  provided, however, for greater certainty that all issuances of Granite GP Common Shares under the Arrangement and under Granite Compensation Plans are permitted;

(c)           recognizing that the declaration of dividends or distributions by Granite GP is in the discretion of the directors of Granite GP, and without requiring Granite GP to declare or pay a dividend or distribution that corresponds to a distribution by Granite REIT, co-ordinate the declaration and payment of dividends or distributions so that the record date and payment date of each dividend or distribution, if one is to be made, is simultaneous with the record date and payment date of a corresponding Granite REIT distribution, unless otherwise agreed by the parties;

(d)           if and as applicable, take all such actions and do all such things as are necessary or desirable to enable and permit Granite REIT to perform its obligations or to exercise its rights pursuant to the Granite REIT Declaration of Trust, Granite Compensation Plans, any dividend or distribution re-investment or re-investment and purchase plan and any unitholder rights plan, including all such actions and all such things as are necessary or desirable to (i) deliver, or enable and permit Granite REIT or any other person to deliver or cause to be delivered Granite GP Common Shares to the holders of securities of Granite GP or Granite REIT or otherwise in accordance with the provisions of Granite Compensation Plans, any dividend or distribution re-investment or re-investment and purchase plan or any unitholder rights plan, (ii) pay, or enable and permit Granite REIT or any other person to pay amounts due to participants in such plans, including amounts based on, directly or indirectly, the value of Stapled Units, (iii) if subscription proceeds or other amounts due to Granite GP are collected by Granite REIT on behalf of Granite GP, to receive from Granite REIT the appropriate amounts,  and (iv) if subscription proceeds or other amounts due to Granite REIT are collected by Granite GP on behalf of Granite REIT, to pay to or as directed by Granite REIT the appropriate amounts;

(e)           take all such actions and do all such things as are necessary or desirable to enable and permit Granite REIT to perform its obligations or to exercise its rights arising under any right, warrant, option or other security issued by Granite REIT (including convertible debentures), including all such actions and all such things as are reasonably necessary or desirable to deliver or enable and permit Granite REIT or any other person to deliver or cause to be delivered Granite GP Common Shares to the holders of any securities of Granite REIT that are exercisable for, convertible into, exchangeable for or otherwise pursuant to which a holder may subscribe for, acquire or receive payment in, Stapled Units, in accordance with the terms of any such security of Granite REIT;  and

(f)            take all such actions and do all such things as are necessary or desirable to issue Granite GP Common Shares simultaneously (or as close to simultaneously as possible) with Granite REIT issuing Granite REIT Units in accordance with the provisions of the

Granite REIT Declaration of Trust and the Granite GP Articles in a manner which is consistent with the principle of having each holder of a particular number of Granite REIT Units hold an equal number of Granite GP Common Shares (including taking into account any immediate consolidation of the Granite REIT Units), including participating in and co-operating with any public or private distribution of Stapled Units by, among other things, signing a prospectus or other offering document, an underwriting agreement and other agreements and instruments necessary or desirable in connection therewith.

2.2          Covenants of Granite REIT

Subject to any applicable law and any applicable regulatory approval, Granite REIT will take all such actions and do all such things as are necessary or desirable to:

(a)           in the event that Granite GP declares or pays any dividend or distribution of Granite GP Common Shares on Granite GP Common Shares (i) simultaneously (or as close to simultaneously as possible) declare or pay, as the case may be, a distribution of Granite REIT Units on the Granite REIT Units which is consistent with the principle of having each holder of a particular number of Granite GP Common Shares hold an equal number of Granite REIT Units (including taking into account any immediate consolidation of the Granite GP Common Shares), and (ii) ensure that Granite REIT has sufficient authorized but unissued Granite REIT Units available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such distribution on the Granite REIT Units;

(b)           not issue or agree to issue Granite REIT Units, or securities convertible into or exchangeable or exercisable for Granite REIT Units, including by declaring or paying a distribution in the form of Granite REIT Units or other securities convertible into, or exchangeable or exercisable for, Granite REIT Units, without the consent of Granite GP; provided, however, for greater certainty that all issuances of Granite REIT Units under the Arrangement and under Granite Compensation Plans are permitted;

(c)           recognizing that the declaration of distributions by Granite REIT is, subject to the Granite REIT Declaration of Trust, in the discretion of the trustees of Granite REIT, and without requiring Granite REIT to declare or pay a distribution that corresponds to a dividend or distribution by Granite GP, co-ordinate the declaration and payment of all distributions so that the record date and payment date of each distribution, if one is to be made, is simultaneous with the record date and payment date of a corresponding Granite GP dividend or distribution, unless otherwise agreed by the parties;

(d)           if and as applicable, take all such actions and do all such things as are necessary or desirable to enable and permit Granite GP to perform its obligations or to exercise its rights pursuant to the Granite GP Articles, Granite Compensation Plans, any dividend or distribution re-investment or re-investment and purchase plan and any unitholder rights plan, including all such actions and all such things as are necessary or desirable to (i) deliver, or enable and permit Granite GP or any other person to deliver or cause to be delivered Granite REIT Units to the holders of securities of Granite REIT or Granite GP or otherwise in accordance with the provisions of Granite Compensation Plans, any dividend or distribution re-investment or re-investment and purchase plan or any unitholder rights plan, (ii) pay, or enable and permit Granite GP or any other person to pay amounts due to participants in such plans, including amounts based on, directly or indirectly, the value of Stapled Units, (iii) if subscription proceeds or other amounts due to Granite REIT are collected by Granite GP on behalf of Granite REIT, to receive from Granite GP the appropriate amounts,  and (iv) if subscription proceeds or other amounts due to Granite GP are collected by Granite REIT on behalf of Granite GP, to pay to or as directed by Granite GP the appropriate amounts;

(e)           take all such actions and do all such things as are necessary or desirable to enable and permit Granite GP to perform its obligations or to exercise its rights arising under any right, warrant, option or other security issued by Granite GP (including convertible debentures), including all such actions and all such things as are reasonably necessary or desirable to deliver or enable and permit Granite GP or any other person to deliver or cause to be delivered Granite REIT Units to the holders of any securities of Granite GP that are exercisable for, convertible into, exchangeable for or otherwise pursuant to which a holder may subscribe for, acquire or receive payment in, Stapled Units, in accordance with the terms of any such security of Granite GP;  and

(f)            take all such actions and do all such things as are necessary or desirable to issue Granite REIT Units simultaneously (or as close to simultaneously as possible) with Granite GP issuing Granite GP Common Shares in accordance with the provisions of the Granite GP Articles and the Granite REIT Declaration of Trust in a manner which is consistent with the principle of having each holder of a particular number of Granite GP Common Shares hold an equal number of Granite REIT Units (including taking into account any immediate consolidation of the Granite GP Common Shares), including participating in and co-operating with any public or private distribution of Stapled Units by, among other things, signing a prospectus or other offering document, an underwriting agreement and other agreements and instruments necessary or desirable in connection therewith.

2.3          Issue of Securities and Delivery of Granite GP Common Shares and Granite REIT Units

(a)           Each party shall keep the other reasonably and promptly informed about any potential or proposed issue of securities and shall reasonably consult with the other regarding such issues of securities and the actions that may be required by each party, including pursuant to this Agreement, in connection with such issues of securities and obtaining the necessary consents pursuant to Sections 2.1 and 2.2, respectively.

(b)           In furtherance of its obligations under Section 2.1, upon being informed by Granite REIT of any event that requires Granite GP to deliver or cause to be delivered Granite GP Common Shares to any holder of securities of Granite REIT or to any person, Granite GP shall forthwith issue and deliver the requisite number of Granite GP Common Shares to be received by, and issued to or to the order of, such party, as Granite REIT shall direct.  All such Granite GP Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.  Granite REIT will co-operate with Granite GP to instruct the purchaser to pay, or otherwise arrange for payment, to Granite GP a purchase price equal to the issue price (as determined by Granite GP in consultation with Granite REIT) of such Granite GP Common Shares so issued and delivered.  Any amounts delivered to Granite REIT (if any) in respect of the issue price of a Granite GP Common Share will be delivered to Granite GP as soon as reasonably practicable.

(c)           In furtherance of its obligations under Section 2.2, upon being informed by Granite GP of any event that requires Granite REIT to deliver or cause to be delivered Granite REIT Units to any holder of securities of Granite GP or to any person, Granite REIT shall forthwith issue and deliver the requisite number of Granite REIT Units to be received by, and issued to or to the order of, such party, as Granite GP shall direct.  All such Granite REIT Units shall be duly authorized and validly issued as fully paid and non-assessable (except as otherwise permitted under the Granite REIT Declaration of Trust) and shall be free and clear of any lien, claim or encumbrance.  Granite GP will co-operate with Granite REIT to instruct the purchaser to pay, or otherwise arrange for payment, to Granite REIT a purchase price equal to the issue price (as determined by Granite REIT in consultation with Granite GP) of such Granite REIT Units so issued and delivered.  Any amounts delivered to Granite GP (if any) in respect of the issue price of a Granite REIT Unit will be delivered to Granite REIT as soon as reasonably practicable.

(d)           Each party shall co-operate with the other in connection with the foregoing including coordinating with and instructing any applicable intermediaries, transfer agents, trustees, custodians, plan administrators, agents or other relevant parties in connection with the issue of securities.

2.4          Issuer Bids and Repurchases

(a)           Granite GP shall not repurchase, or agree or offer to repurchase, including by way of a normal course issuer bid, other issuer bid or issuer tender offer, Granite GP Common Shares unless Granite REIT simultaneously repurchases, or agrees or offers to repurchase, on the same terms and conditions (other than price), the accompanying Granite REIT Units so that such repurchase is a repurchase of Stapled Units.  Granite GP Common Shares so repurchased shall be cancelled.

(b)           Granite REIT shall not repurchase, or agree or offer to repurchase, including by way of a normal course issuer bid, other issuer bid or issuer tender offer, Granite REIT Units unless Granite GP simultaneously repurchases, or agrees or offers to repurchase, on the same terms and conditions (other than price), the accompanying Granite GP Common Shares so that such repurchase is a repurchase of Stapled Units.  Granite REIT Units so repurchased shall be cancelled.

(c)           In the event of any repurchase of Stapled Units as contemplated in this Section 2.4, the parties shall co-operate to determine a reasonable allocation of the repurchase price to the repurchased Granite REIT Units and Granite GP Common Shares, respectively.

(d)           For greater certainty, simultaneous redemption of Granite REIT Units and retraction of Granite GP Common Shares in accordance with the Granite REIT Declaration of Trust and the Granite GP Articles is permitted hereunder.

2.5          Changes in the Capital of Granite REIT or Granite GP

(a)           In the event that Granite GP:

(i)            subdivides, redivides or changes the then outstanding Granite GP Common Shares into a greater number of Granite GP Common Shares;

(ii)           reduces, combines, consolidates or changes the then outstanding Granite GP Common Shares into a lesser number of Granite GP Common Shares; or

(iii)          reclassifies or otherwise changes the Granite GP Common Shares;

(collectively, a “Change to the Granite GP Common Shares”), Granite REIT (subject to any applicable regulatory approval) shall cause a corresponding change to simultaneously be made to, or in, the Granite REIT Units unless such Change to the Granite GP Common Shares does not result in a holder of a Granite GP Common Share holding an unequal number of Granite GP Common Shares and Granite REIT Units, provided that, for the avoidance of doubt, this Section 2.5(a) shall not apply solely because of a dividend or distribution by Granite GP in the form of Granite GP Common Shares, or issuance by Granite GP of Granite GP Common Shares, which, in each case,  is followed immediately by a consolidation after which each holder of a Granite REIT Unit holds an equal number of Granite GP Common Shares.

(b)           In the event that Granite REIT:

(i)            subdivides, redivides or changes the then outstanding Granite REIT Units into a greater number of Granite REIT Units;

(ii)           reduces, combines, consolidates or changes the then outstanding Granite REIT Units into a lesser number of Granite REIT Units; or

(iii)          reclassifies or otherwise changes the Granite REIT Units;

(collectively, a “Change to the Granite REIT Units”), Granite GP (subject to any applicable regulatory approval) shall cause a corresponding change to simultaneously be made to, or in, the Granite GP Common Shares unless such Change to the Granite REIT Units does not result in a holder of a Granite REIT Unit holding an unequal number of Granite REIT Units and Granite GP Common Shares, provided that, for the avoidance of doubt, this Section 2.5(b) shall not apply solely because of a distribution by Granite REIT in the form of Granite REIT Units, or issuance by Granite REIT of Granite REIT Units, which, in each case,  is followed immediately by a consolidation after which each holder of a Granite GP Common Shares holds an equal number of Granite REIT Units.

(c)           At all times after the occurrence of any event pursuant to which Granite REIT Units or Granite GP Common Shares are subdivided, consolidated, split, reclassified or otherwise changed, this Agreement shall forthwith be amended and modified if and as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new or altered securities into which Granite REIT Units or Granite GP Common Shares or both are so subdivided, consolidated, split, reclassified or changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

2.6          Notification of Certain Events

Each party will notify the other party of each of the following events at the time set forth below:

(a)           in the event of any determination by the trustees or directors of a party to effect any distribution of the assets of such party among its securityholders for the purpose of winding-up its affairs, at least 30 days prior to the proposed effective date of such winding-up or distribution;

(b)           promptly, upon the earlier of receipt by a party of notice of and such party otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary winding-up of the party or to effect any other distribution of the assets of the party among its securityholders for the purpose of winding up its affairs;

(c)           promptly, upon any proposed or contemplated repurchase of securities as contemplated by Section 2.4;

(d)           promptly, upon any proposed or contemplated event referred to in Section 2.5, to allow for the required coordination of the actions and approvals contemplated by such Section;

(e)           promptly, upon receipt by a party of a notice requiring such party to redeem Granite REIT Units or Granite GP Common Shares

ARTICLE 3— FINANCIAL REPORTING AND DISCLOSURE

3.1          Securities Law Exemptions

Granite REIT and Granite GP each acknowledge that exemptions have been obtained under applicable Canadian Securities Laws permitting them to prepare and file combined financial statements and related management’s discussion and analysis, and providing exemptions from certain other continuous disclosure and other requirements of such Securities Laws, subject to conditions set forth therein.  The parties agree to use reasonable efforts to satisfy the conditions of such exemptions and co-operate with each other in doing so and complying with the terms and conditions of such exemptions.

3.2          Financial Statements

(a)           Combined Financial Statements.  The parties shall co-operate with each other in the preparation of combined financial statements for so long as the preparation of combined financial statements is permitted under generally accepted accounting principles used by Granite REIT and Granite GP.  For so long as Granite GP and Granite REIT prepare and file combined financial statements and related disclosure, Granite GP and Granite REIT shall provide each other, in a timely fashion, in accordance with the scheduled meetings of Granite REIT’s trustees and Granite GP’s directors, and committees thereof, for the approval of financial statements, and in any event in sufficient time to allow Granite GP and Granite REIT to meet their legal obligations (including, but not limited to, any obligations relating to disclosure controls and procedures or internal control over financial reporting), with financial and other information and data with respect to Granite REIT, Granite GP, Granite LP and the Granite LP Group, as applicable, and their respective business, properties, financial positions, results of operations and prospects, and otherwise comply with the requirements of Sections 3.3 and 3.4.

(b)           Granite REIT Financial Statements.  Granite GP agrees that, if and for so long as Granite REIT and Granite GP do not prepare combined financial statements, and Granite REIT is required (as determined in accordance with Granite REIT’s generally accepted accounting principles and applicable Securities Laws) to (i) account for its investment in Granite LP under the equity method of accounting or (ii) consolidate the results of operations and financial position of Granite LP or any member of the Granite LP Group, and for a further 15 months after the date on which neither (i) nor (ii) apply, Granite GP shall provide Granite REIT, in a timely fashion, in accordance with the scheduled meetings of Granite REIT’s trustees and committees thereof for the approval of financial statements, and in any event in sufficient time to allow Granite REIT to meet its legal obligations (including, but not limited to, any obligations relating to disclosure controls and procedures or internal control over financial reporting), with financial and other information and data with respect to the members of the Granite LP Group and their respective business, properties, financial positions, results of operations and prospects, and otherwise comply with the requirements of Sections 3.3 and 3.4.

3.3          Financial and Other Information

(a)           Financial Controls.  Granite GP shall (and shall cause Granite LP and each member of the Granite LP Group to) maintain effective disclosure controls and procedures and internal control over financial reporting as required under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and other applicable Securities Laws.  For so long as an Event of Uncoupling has not occurred, Granite REIT shall maintain effective disclosure controls and procedures and internal control over financial reporting as required under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and other applicable Securities Laws.  Each party shall co-operate with the other and provide the other with information reasonably necessary for each party to conduct any evaluations and provide any certifications that may be required by a party under Securities Laws or otherwise.

(b)           Fiscal Year.  Granite GP shall (and shall cause Granite LP to) maintain a fiscal year that commences and ends on the same calendar days as the fiscal year of Granite REIT commences and ends.

(c)           Consistent Financial Presentation.  All financial information to be provided by a party to the other pursuant to this Agreement or filed with any securities regulatory authority shall, to the extent appropriate and practicable, be prepared by Granite REIT, Granite GP, Granite LP and the Granite LP Group, as applicable, in accordance with the same generally accepted accounting principles and accounting policies thereunder; provided, however, that to the extent that such financial information is not in accordance with a consistent set of generally accepted accounting principles or policies thereunder, the parties will co-operate and assist each other, to the extent reasonably requested, in preparing financial information in accordance with their respective generally accepted accounting principles and policies thereunder.

(d)           Other Information.  With reasonable promptness, Granite GP shall deliver to Granite REIT such additional financial and other information and data with respect to Granite LP and the members of the Granite LP Group and their respective business, properties, financial positions, results of operations and prospects as from time to time may be reasonably requested by Granite REIT for the purpose of financial statements or other required disclosure documents.

(e)           Cooperation on Public Filings.  For so long as an Event of Uncoupling has not occurred, each party shall co-operate, and shall use commercially reasonable efforts to cause their respective auditors to co-operate, with the other in the preparation and public release and filing of any filings to be made by the parties or either of them with any securities regulatory authority pursuant to applicable Securities Laws, or otherwise made publicly available by or on behalf of a party (collectively, the “Public Filings”).  In furtherance of the foregoing, each party shall provide the other with all information reasonably requested or required in connection with any Public Filings or that, in the judgment of legal advisors to a party, is required to be disclosed or incorporated by reference therein under applicable law.  Following an Event of Uncoupling, Granite GP shall co-operate, and shall use commercially reasonable efforts to cause its auditors to co-operate, with Granite REIT in the preparation and public release and filing of any Public Filings to be made by Granite REIT.  If and to the extent requested by a party, the other party shall diligently and promptly review all drafts of Public Filings and prepare in a diligent and timely fashion any portion of such Public Filings relating to the party.

3.4          Auditors

(a)           Selection of Auditors.  Unless required by law, the parties agree to propose for appointment by holders of Granite GP Common Shares and Granite REIT Unitholders, as applicable, the same accounting firm to serve as their respective independent auditors.

(b)           Access to Auditors — Combined Financial Statements.  Prior to an Event of Uncoupling, and while combined financial statements are being prepared by the parties, each party shall authorize its auditors to make available to the auditors of the other both the personnel who performed, or are performing, the annual audit and work papers related to the annual audit, in accordance with auditor professional standards, so that the auditors are able to perform the procedures they consider necessary as it relates to the report of the auditors on combined financial statements, all within sufficient time to enable Granite REIT and Granite GP to meet the timetable for the printing, filing and public dissemination of combined financial statements.

(c)           Access to Auditors — Granite REIT Financial Statements.  If Granite REIT is preparing its own financial statements, Granite GP shall authorize its auditors (and the auditors of Granite LP) to make available to the auditors of Granite REIT both the personnel who performed, or are performing, the annual audit of Granite GP and/or Granite LP and work papers related to the annual audit of Granite GP and/or Granite LP, in accordance with auditor professional standards, so that the auditors of Granite REIT are able to perform the procedures they consider necessary as it relates to the report of the auditors on Granite REIT’s financial statements, all within sufficient time to enable Granite REIT to meet the timetable for the printing, filing and public dissemination of Granite REIT’s financial statements.

ARTICLE 4 — SECURITYHOLDER MEETINGS

4.1          Calling and Holding Securityholder Meetings

(a)           The parties will, unless otherwise agreed by the parties, co-operate with respect to the calling and holding of annual meetings of holders of Granite GP Common Shares and Granite REIT Unitholders, including so that the record dates and meeting dates of each such meeting are the same and the meetings are held and conducted in an orderly fashion and in accordance with applicable law.

(b)           Each party will, unless otherwise agreed by the parties, consult with the other with respect to any other proposed meetings of holders of Granite GP Common Shares or Granite REIT Unitholders, to determine if it is necessary or appropriate to hold concurrent or sequential meetings of the other’s securityholders and, if such is the case, the parties will cooperate with respect to the calling and holding of such meetings of holders of Granite GP Common Shares and Granite REIT Unitholders so that the record dates and meeting dates of each such meeting are the same and the meetings are held and conducted in an orderly fashion and in accordance with applicable law.

4.2          Meeting Materials

Without limiting the generality of Section 3.3(e), each party shall co-operate with the other in the preparation of any notice of meeting, management information circular, proxy circular or other documents to be prepared in connection with meetings of holders of Granite GP Common Shares and Granite REIT Unitholders, including by providing any necessary information to be included in such documents, and in the mailing, filing or other dissemination or publication of such materials in accordance with applicable law.

ARTICLE 5- GENERAL

5.1          Term

This Agreement shall come into force and be effective as of the date hereof upon completion of the Arrangement.  Article 2 and Article 4 of this Agreement shall terminate and be of no further force and effect at such time as an Event of Uncoupling occurs.  Article 3 of this Agreement shall continue after an Event of Uncoupling and shall terminate and be of no further force and effect at such time as Granite REIT ceases to be a reporting issuer (under applicable Canadian Securities Laws) and ceases to have securities registered under the United States Securities Exchange Act of 1934, as amended or to be required to file reports under that Act.

5.2          Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

5.3          Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

5.4          Amendments, Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the parties hereto and any amendment shall be subject to the prior approval or non-objection of the Toronto Stock Exchange.

5.5          Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

5.6          Notices

(a)           Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement in writing shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service, or (iii) sent prepaid by fax or other means of electronic communication (including email), in each case to the applicable address set out below:

(i)      if to Granite REIT, to:

77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario  M5K 1H1

Attention:  Executive Vice President, General Counsel and Secretary
Fax:  416-861-8121
Email:  jtindale@graniterealestate.com

(ii)     if to Granite GP, to:

77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario  M5K 1H1

Attention:  Executive Vice President, General Counsel and Secretary
Fax:  416-861-8121
Email:  jtindale@graniterealestate.com

(b)           Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day.  Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.

(c)           Any party may from time to time change its address under this Section by notice to the other parties given in the manner provided by this Section.

5.7          Counterparts

This Agreement may be executed in counterparts and in facsimile or electronic form, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

5.8          Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.9          Liability of Granite REIT

Each of the parties hereto acknowledges the obligations of Granite REIT under this Agreement and that such obligations will not be personally binding upon any of the trustees of Granite REIT, any unitholder of Granite REIT, any annuitant or beneficiary under a plan of which a unitholder of Granite REIT acts as a trustee or carrier, or any officer, employee or agent of Granite REIT and that resort will not be had to, nor will recourse or satisfaction be sought from, directly or indirectly, the private property or assets of any of the foregoing or any successor, heir, executor, administrator or legal representative of any of the foregoing, in respect of any obligation or liability of Granite REIT arising hereunder, and recourse for such obligations or liabilities of Granite REIT will be limited to, and satisfied solely out of, the property and assets held in trust by the trustees of Granite REIT pursuant to the Granite REIT Declaration of Trust.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ “Michael Forsayeth”
Michael Forsayeth
Chief Financial Officer

By:	/s/ “Jennifer Tindale”
Jennifer Tindale
Executive Vice President, General Counsel and Secretary

GRANITE REIT INC.

By:	/s/ “Michael Forsayeth”
Michael Forsayeth
Chief Financial Officer

By:	/s/ “Jennifer Tindale”
Jennifer Tindale
Executive Vice President, General Counsel and Secretary